Avalara, Inc.

255 South King Street, Suite 1800

Seattle, Washington 98104

June 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney

Re:	Avalara, Inc.
Registration Statement on Form S-1
File No. 333-231930

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Avalara, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, so that it may become effective at 5:00 p.m. Eastern Daylight Time on June 5, 2019, or as soon as practicable thereafter. The Registrant hereby authorizes each of Andrew B. Moore and Allison C. Handy, both of whom are attorneys with the Registrant’s outside legal counsel, Perkins Coie LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Moore at (206) 359-8649 or, in his absence, Ms. Handy at (206) 359-3295.

[Signature page follows]

Respectfully submitted,

/s/ Alesia L. Pinney
Alesia L. Pinney
Executive Vice President, General Counsel, and Secretary

cc:	Scott M. McFarlane
William D. Ingram
Avalara, Inc.

Andrew B. Moore
Allison C. Handy
Perkins Coie LLP

John T. McKenna
Alan D. Hambelton
Cooley LLP